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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------
                                 SCHEDULE 14D-1

                                (Amendment No. 1)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------
                                  ISOMEDIX INC.

                       (Name of Subject Company [Issuer])

                         STERIS ACQUISITION CORPORATION
                               STERIS CORPORATION
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    464890102
                      (CUSIP Number of Class of Securities)
                                  ------------
                                 BILL R. SANFORD
                         STERIS ACQUISITION CORPORATION
                             C/O STERIS CORPORATION
                                5960 HEISLEY ROAD
                               MENTOR, OHIO 44060
                            TELEPHONE: (216) 354-2600
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)
                                  ------------
                                    Copy to:
                              ROY L. TURNELL, ESQ.
                           THOMPSON HINE & FLORY, LLP
                                 3900 KEY CENTER
                                127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216
                            TELEPHONE: (216) 566-5500

                            CALCULATION OF FILING FEE

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                           TRANSACTION                        AMOUNT OF
                           VALUATION*                         FILING FEE

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                           $ 155,470,401.00                  $ 31,094.08
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* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $20.50 per share of an aggregate of 7,583,922 shares of common stock. The amount of the filing fee, calculated




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in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934,
as amended, equals 1/50th of one percentum of the value of shares purchased.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $ 31,094.08    Filing Party:  STERIS Acquisition
                                                         Corporation and STERIS
                                                         Corporation

Form or Registration No:                   Date Filed:    August 18, 1997
Schedule 14D-1 Tender Offer Statement
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     STERIS Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of STERIS Corporation, an Ohio corporation (the "Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together with the rights, the "Shares") of Isomedix Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

ITEM 10. ADDITIONAL INFORMATION.

     (b-c, e) On August 28, 1997, the Parent was notified by the Premerger Notification Office of the FTC that early termination of the waiting period imposed by the HSR Act had been granted.




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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 1997

                             STERIS ACQUISITION CORPORATION

                             By: /s/ BILL R. SANFORD
                             ------------------------------------------------
                             Name:    Bill R. Sanford
                             Title:   Chairman, President, and
                                      Chief Executive Officer

                             STERIS CORPORATION

                             By: /s/ BILL R. SANFORD
                             ------------------------------------------------
                             Name:    Bill R. Sanford
                             Title:   Chairman, President, and
                                      Chief Executive Officer




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